Louis Lehot

T: +1 650 843 5949

llehot@cooley.com

January 6, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ryan Adams
Doug Jones
Patrick Kuhn
Max A. Webb

Re:	CHC Group Ltd.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 19, 2013
File No. 333-191268

Dear Mr. Webb:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of our client, CHC Group Ltd. (the “Company”), is Amendment No. 4 to the Company’s registration statement on Form S-1 (“Amendment No. 4”). Amendment No. 4 updates the Company’s registration statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2013 (Commission file no. 333-191268), as amended by Amendment No. 1 filed with the Commission on October 25, 2013, Amendment No. 2 filed with the Commission on November 22, 2013 and Amendment No. 3 filed with the Commission on December 19, 2013 (“Amendment No. 3”).

Amendment No. 4 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated December 24, 2013, with respect to Amendment No. 3 (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers in Amendment No. 4.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No. 4 marked to show changes from Amendment No. 3.

3175 HANOVER STREET, PALO ALTO, CA 94304  T: (650) 843-5000  F: (650) 849-7400

U.S. Securities and Exchange Commission January 6, 2014 Page Two

Staff Comments and Company Responses

Prospectus Summary, page 1

Overview, page 1

1.	In the chart on page 2 that presents “adjusted EBITDAR” and “adjusted EBITDAR margin,” please revise to include the comparable GAAP measure and related margin to balance the presentation. Conform the chart on page 54 accordingly.

Response:    The Company advises the Staff that it has revised the disclosures on pages 2 and 55 of Amendment No. 4 to include the comparable GAAP measure and related margin, and to include a cross-reference to the relevant reconciliation.

Use of Proceeds, page 44

2.	You added disclosure here in regard to your intention to enter into a new senior secured revolving credit facility concurrently with the consummation of the offering. Please present the pro forma effects of the new facility to the extent material to your historical results as appropriate.

Response:    The Company respectfully submits that its new $375 million senior secured revolving credit facility will replace the Company’s existing $375 million revolving credit facility with substantially similar interest rate terms, and therefore, the Company does not believe that the pro forma effects of the new facility will be material to the Company’s historical results.

Management’s Discussion and Analysis, page 52

Consolidated Results Summary, page 60

For the six months ended October 31, page 60

3.	Please indicate where in the table at the top of page 60 that note (ii) to the table pertains.

Response:    The Company advises the Staff that it has revised the disclosure on page 61 of Amendment No. 4 to indicate that note (ii) to the table pertains to the Company’s direct costs.

3175 HANOVER STREET, PALO ALTO, CA 94304  T: (650) 843-5000  F: (650) 849-7400

U.S. Securities and Exchange Commission January 6, 2014 Page Three

Consolidated Results of Operations, page 60

For the six months ended October 31, page 60

Depreciation, page 62

4.	Please include the amount of depreciation for each segment for the comparative prior year period.

Response:    The Company advises the Staff that it has revised the disclosures on pages 63, 70, 71 and 78 of Amendment No. 4 to include the amount of depreciation for each segment for the comparative prior year period.

Asset Impairment, page 62

5.	Please disclose the amount of impairment attributed to each segment on a comparative basis.

Response:    The Company advises the Staff that it has revised the disclosures on pages 64, 71 and 79 of Amendment No. 4 to include the amount of impairment attributed to each segment on a comparative basis.

Income Tax, page 63

6.	Please disclose the reason for the variance in the effective tax rate between the interim periods presented as well as between annual periods in the respective sections of the filing where presented. Given the disparity in the effective tax rate in the periods presented in the filing, please disclose your expectations in regard to the effective tax rate for fiscal 2014 and the basis for such.

Response:    The Company advises the Staff that it has revised the disclosures on pages 65, 72 and 80 of Amendment No. 4 to disclose reasons for variances in the effective tax rate between periods and to include the Company’s expectations in regard to the effective tax rate for fiscal 2014 and the basis for such expectations.

Segmented Results of Operations, page 64

7.	Given the materiality of direct costs to each segment’s operations, please include an analysis of these costs for each segment that complements your

3175 HANOVER STREET, PALO ALTO, CA 94304  T: (650) 843-5000  F: (650) 849-7400

U.S. Securities and Exchange Commission January 6, 2014 Page Four

current comparative analysis of segment adjusted EBITDAR for each comparative interim and annual period presented to the extent that changes in these costs materially impact segment results.

Response:     The Company advises the Staff that it has revised the disclosures on pages 62, 63, 66, 67, 70, 73, 74, 77, 81 and 82 of Amendment No. 4 to include additional analysis of the Company’s direct costs for each segment that complements its current comparative analysis of segment adjusted EBITDAR for each applicable comparative interim and annual period presented where changes in these costs materially impacted the Company’s segment results.

8.	Include an analysis of other costs attributed to each segment, like depreciation, asset impairments and restructuring, that materially affected each segment’s results for each comparative interim and annual period presented to enable investors to have a comprehensive understanding of each segment’s contribution to your consolidated results.

Response:     The Company advises the Staff that it has revised the disclosures on pages 63, 64, 70, 71, 78 and 79 of Amendment No. 4 to include analysis of other costs attributed to each segment that materially affected each segment’s results for each comparative interim and annual period presented.

Financial Condition and Sources of Liquidity, page 80

Analysis of Historical Cash Flows, page 80

For the six months ended October 31, 2012 and October 31, 2013, page 80

Cash Flows Used In Operating Activities, page 80

9.	Please discuss why you have a usage of cash for operating activities in the current year interim period and your expectations of the cash for operating activities for the full current year, especially in view of the apparent trend in cash used for operating activities that began in fiscal 2013.

Response:     The Company advises the Staff that it has revised the disclosure on page 83 of Amendment No. 4 to clarify that its operating cash flows during the six months ended October 31, 2013 and 2012 were negative due to losses incurred in these periods, and that no assurance can be given that operating cash flows will not continue to be negative in future periods.

* * * *

3175 HANOVER STREET, PALO ALTO, CA 94304  T: (650) 843-5000  F: (650) 849-7400

U.S. Securities and Exchange Commission January 6, 2014 Page Five

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 4 or this response letter to Michael Tenta (telephone: (650) 843-5636; email: mtenta@cooley.com or the undersigned at (telephone: (650) 843-5949; email: llehot@cooley.com) of Cooley LLP, counsel to the Company.

Sincerely,

/s/ Louis Lehot
Louis Lehot
For Cooley LLP

cc:	Michael O’Neill, Esq.

Russ Hill, Esq.

Joan Hooper

CHC Group Ltd.

Michael Tenta, Esq.

Yueting Liang, Esq.

Cooley LLP

Joshua Ford Bonnie, Esq.

Ryan Bekkerus, Esq.

Simpson Thacher & Bartlett LLP

Michael E. Michetti, Esq.

Scott R. Saks, Esq.

Joel M. Simon, Esq.

Paul Hastings LLP

Gary Miller

Ernst & Young LLP

3175 HANOVER STREET, PALO ALTO, CA 94304  T: (650) 843-5000  F: (650) 849-7400